

Cyndi Monroe · 3rd

Christian Arts and Th

Owner, Christian Arts and Theatre

Greater Los Angeles Area · 430 connections · **Contact info**

Experience

Owner

Christian Arts and Theatre

Oct 1998 – Present · 21 yrs 8 mos

Skills & Endorsements

Customer Service · 11

Valerie McAfee-Jacobs, MBA and 10 connections have given endorsements for this skill

Entertainment · 11

Matti Ameli and 10 connections have given endorsements for this skill

Advertising · 2

Dennis Hart and 1 connection have given endorsements for this skill

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Recommendations

Received (1)   Given (4)



Mary Barnett
Restaurant Marketer 🎤 Public Speaker 📲 Mobile/Social Strategy ✅ Capture Leads 👫 Engage Customers 🔁 Drive Repeat Sales
November 30, 2009, Cyndi was a client of Mary's

Cyndi is a genius in the Theater Arts world, a faithful servar the Lord and a trusted and genuine friend/sister. She found and continues to manage Christian Arts & Theater (CAT), w Children and Community theater company in Corona, CA, tl encourages children and their parents to reach their ... See